

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Sergio Traversa
Chief Executive Officer
RELMADA THERAPEUTICS, INC.
880 Third Avenue
12th Floor
New York, NY 10017

   Re: RELMADA THERAPEUTICS, INC.
   Registration Statement on Form S-1
   Filed January 14, 2019
   File No. 333-229258

Dear Mr. Traversa:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Todd Schiffman at 202-551-3491 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance